SO 3/17/04

04004971

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49677

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2003** (MM/DD/YY) AND ENDING **12/31/03** (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arvest Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 West Walnut
(No. and Street)

Rogers (City) **Arkansas** (State) **72756** (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2004 WASH, D.C. 181

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Calvin Jarrett **479-621-1825**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1000 Morgan Keegan, 50 North Front Street, Memphis **Tennessee** **38103**
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Calvin Jarrett**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Arvest Investments**, as of **December 31**, 20**03**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Arvest Investments, Inc.

(a wholly-owned subsidiary of Arvest Bank,
Fayetteville, Arkansas)
Financial Statements and Supplementary
Information
December 31, 2003

Arvest Investments, Inc.
(a wholly-owned subsidiary of Arvest Bank, Fayetteville, Arkansas)
Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1000 Morgan-Keegan Tower
Fifty North Front Street
Memphis TN 38103
Telephone (901) 522 2000
Facsimile (901) 523 2045

Report of Independent Auditors

To the Board of Directors and Stockholder of
Arvest Investments, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Arvest Investments, Inc. (a wholly-owned subsidiary of Arvest Bank, Fayetteville, Arkansas) (the "Company") at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2004

Arvest Investments, Inc.
(a wholly-owned subsidiary of Arvest Bank, Fayetteville, Arkansas)
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 3,111,453
Receivable from broker-dealer	882,952
U.S. Government obligations, at market value	149,729
Other assets	256,232
Total assets	$ 4,400,366
Liabilities and Stockholder's Equity	
Payable to Arvest Bank (Note 5)	$ 2,489,263
Accounts payable, accrued expenses and other liabilities	411,103
Total liabilities	2,900,366
Commitments and contingent liabilities (Note 6)	-
Common stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding	1,500,000
Total stockholder's equity	1,500,000
Total liabilities and stockholder's equity	$ 4,400,366

The accompanying notes are an integral part of these financial statements.

Arvest Investments, Inc.
(a wholly-owned subsidiary of Arvest Bank, Fayetteville, Arkansas)
Statement of Operations
For the Year Ended December 31, 2003

Revenues	
Commissions	$ 11,775,946
Mutual fund fees	2,024,084
Trading profits	296,992
Custodial fees	57,160
Other income	177,292
Total revenues	14,331,474
Expenses	
Compensation and related benefits	9,263,047
Brokerage clearing fee expense	1,610,812
Market data services	483,760
Occupancy	314,781
Registration fees	204,829
Travel and entertainment	96,453
Interest expense	31,156
Other expenses	857,716
Total expenses	12,862,554
Net revenues prior to allocation of revenues to Arvest Bank	1,468,920
Allocation of revenues to Arvest Bank	(1,468,920)
Net income	$ -

The accompanying notes are an integral part of these financial statements.

Arvest Investments, Inc.
(a wholly-owned subsidiary of Arvest Bank, Fayetteville, Arkansas)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2003

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2003	$ 1,500,000	$ -	$ -	$ 1,500,000
Net income	-	-	-	-
Balance at December 31, 2003	$ 1,500,000	$ -	$ -	$ 1,500,000

The accompanying notes are an integral part of these financial statements.

Arvest Investments, Inc.
(a wholly-owned subsidiary of Arvest Bank, Fayetteville, Arkansas)
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities	
Net income	$ -
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities	
Decrease in marketable securities	1,298,702
Increase in receivable from broker-dealer	(564,689)
Increase in other assets	(82,314)
Increase in payable to Arvest Bank	1,216,690
Decrease in accounts payable, accrued expenses and other liabilities	(774,677)
Net cash provided by operating activities	1,093,712
Cash and cash equivalents, beginning of year	2,017,741
Cash and cash equivalents, end of year	$ 3,111,453
Supplemental cash flows disclosures	
Interest paid	$ 31,156

The accompanying notes are an integral part of these financial statements.

Arvest Investments, Inc.
(a wholly-owned subsidiary of Arvest Bank, Fayetteville, Arkansas)
Notes to Financial Statements

1. Organization and Nature of Business

Arvest Investments, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD"). The Company is an Arkansas corporation that is a wholly-owned subsidiary of Arvest Bank, Fayetteville, Arkansas ("Arvest Bank"), a majority-owned subsidiary of Arvest Bank Group, Inc. ("ABG"). The Company primarily acts as an introducing broker-dealer offering a wide range of investment security products to retail customers of Arvest Bank.

The Company executes all of its customers' transactions, on a fully-disclosed basis, through an unaffiliated clearing broker-dealer, which carries the accounts and securities of the Company's customers.

2. Summary of Significant Accounting Policies

The significant accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and prevailing practices within the broker-dealer industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make estimates and assumptions which impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

The following is a summary of the more significant accounting policies of the Company:

Income Recognition
Commission revenues and related clearing expenses are recorded by the Company on a trade date basis as securities transactions occur. Commission income received by the Company is recorded gross, and the amount of clearing broker-dealer fees are recorded as expenses in the accompanying statement of operations.

Marketable securities are carried at fair value based on quoted market prices. Included in trading profits are unrealized gains on the marketable securities of $3,022 at December 31, 2003. The Company had $149,729 of marketable securities on hand at December 31, 2003.

Income Taxes
The Company's operations are included in the consolidated federal and state income tax returns of ABG. Since the Company generates no taxable income or significant permanent or temporary differences, no income tax provision has been recorded.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business. Cash and cash equivalents as of December 31, 2003 included cash of $3,111,453.

Statements of Changes in Subordinated Liabilities
The financial statements of the Company do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC since no such liabilities existed at December 31, 2003 or during the year then ended.

Financial Instruments

The financial instruments, consisting of a receivable from a broker-dealer and marketable securities, of the Company are reported in the statement of financial condition at fair value or at carrying amounts that approximate fair value because of the short maturity of the instruments.

New Accounting Standards

In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. Previous guidance required expenses for exit or disposal activities to be accrued when the exit or disposal plan was approved by management and the liability was probable and quantifiable regardless of when the expense would be incurred. This standard requires that liabilities or costs associated with such activities be recognized when incurred. This standard also requires that any such liability be recognized initially at fair value. As required by SFAS No. 146, the company adopted this accounting standard on January 1, 2003. The adoption had an immaterial impact on the Company's financial condition, results of operation and cash flows.

In November 2002, the FASB issued FASB Interpretation No. ("FIN") 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FIN 34*. FIN 45 details the disclosures that should be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. The Interpretation also requires a company to record a liability for certain guarantees that have been issued. The disclosure provisions were effective for interim or annual periods ending after December 15, 2002. The recognition requirements of the Interpretation were effective for all guarantees issued or modified subsequent to December 31, 2002. The Company adopted the recognition requirements of FIN 45 on January 1, 2003, and they did not have a material impact on the Company's financial position or results of operations. The required disclosures are included in Note 6 to the Financial Statements.

In January 2003, the FASB issued FIN 46, *Consolidation of Variable Interest Entities*. FIN 46 is an Interpretation of ARB No. 51 and addresses consolidation by business enterprises of variable interest entities ("VIEs"). The Interpretation is based on the concept that an enterprise controlling another entity through interest other than voting interests should consolidate the controlled entity. Business enterprises are required under the provisions of the Interpretation to identify VIEs, based on specified characteristics, and then determine whether they should be consolidated. An enterprise that holds a majority of the variable interest is considered the primary beneficiary and would consolidate the VIE. In addition to the primary beneficiary, an enterprise that holds a significant variable interest in a VIE is required to make certain interim and annual disclosures.

The Interpretation was effective immediately for all enterprises with variable interests in VIEs created after January 31, 2003. A public entity with variable interests in a VIE created before February 1, 2003, was required to apply the provisions of this Interpretation for the first interim or annual reporting period ending after December 15, 2003; however, early adoption was permitted. The adoption of FIN 46 did not have a material impact on the Company's financial position or results of operations.

In December 2003, the FASB issued a revision of FIN 46, ("FIN 46(R)"), which replaced the Interpretation issued in January 2003. The revised Interpretation clarifies some of the provisions of FIN 46 and provides additional exemptions for certain entities. The provisions of FIN 46(R) are required to be adopted for periods ending after March 15, 2004. The Company does not expect the adoption of FIN 46(R) to have a material impact on the Company's financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This standard amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and became effective for contracts entered into or modified after June 30, 2003. Arvest Investments adopted this standard on July 1, 2003. The adoption did not have a material effect on the Company's financial condition, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This standard establishes how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments, including some previously classified as equity, as a liability (or an asset in some circumstances). These include:

- A financial instrument in the form of shares that is mandatorily redeemable.

- A financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer's equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets.

- A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on any of the following:

  a. A fixed monetary amount known at inception, for example, a payable which may be settled with a variable number of the issuer's equity shares;

  b. Variations in something other than the fair value of the issuer's equity shares, for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer's equity shares; and

  c. Variations inversely related to changes in the fair value of the issuer's equity shares, for example, a written put option that could be net share settled.

  d. This standard became effective for financial instruments entered into or modified after May 31, 2003, and otherwise, in the case of Arvest Investments, on July 1, 2003. The adoption did not have a material impact on the Company's financial condition, results of operations or cash flows.

This standard became effective for financial instruments entered into or modified after May 31, 2003, and otherwise, in the case of the Company, on July 1, 2003. The adoption did not have a material impact on the Company's financial condition, results of operations or cash flows.

3. Receivable From Broker-Dealer

Amounts receivable from the clearing broker-dealer at December 31, 2003 consisted of fees and commissions.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and establishes a maximum ratio of aggregate indebtedness to net capital, both as defined. At December 31, 2003, the Company had net capital of $1,315,907, which was $1,065,907 in excess of its required net capital of $250,000, and a ratio of aggregate indebtedness to net capital of 2.20 to 1, which was less than the maximum allowable ratio of 15 to 1.

5. Transactions with Arvest Bank

The Company is the exclusive provider of retail brokerage services for Arvest Bank and primarily derives its revenues from these services. Most of the Company's sales representatives are located in banking locations of Arvest Bank, and, therefore, Arvest Bank customers have ready access to the sales representatives. In connection with this relationship, the Company is a party to an agreement with Arvest Bank under which all of the Company's revenues are allocated to Arvest Bank. Under other provisions established in the agreement, the allocation is net of the direct expenses incurred in connection with the generation of the revenues plus an allocation of all of the Company's other expenses. As a result, the Company reports no net income after such allocations.

The Company rents office space and equipment and purchases support services, including all personnel services, from Arvest Bank. Total expenses incurred for the above activities for the year ended December 31, 2003 amounted to $9,507,525. The payable to Arvest Bank at December 31, 2003 of $2,489,263 represents unpaid balances relating to these expenses and the allocation discussed above. The Company pays interest on its outstanding balances with Arvest Bank, which amounted to $5,763 for the year ended December 31, 2003.

Arvest Bank may, from time to time, provide the Company with capital contributions in order to maintain minimum net capital requirements. During the year ended December 31, 2003, there were no such contributions of capital. The Company also maintained cash on deposit with Arvest Bank at December 31, 2003 totaling $29,776.

6. Commitments and Contingent Liabilities

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the Company's customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing broker clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. In the event the customer fails to satisfy its obligations, the clearing broker may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. Any associated loss incurred by the clearing broker will be reimbursed by the Company in accordance with the clearing agreement between the clearing broker and the Company. The Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. The clearing agreement expires in 2006. At December 31, 2003, the Company does not anticipate losses, if any, arising from these activities to have a material impact on the financial statements.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

Supplementary Information Required
By Rule 17A-5 of
The Securities and Exchange Commission

Arvest Investments, Inc.

Schedule I

(a wholly-owned subsidiary of Arvest Bank, Fayetteville, Arkansas)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2003

Computation of Net Capital	
Total stockholder's equity	$ 1,500,000
Total stockholder's equity qualified for net capital	1,500,000
Deductions	
Nonallowable assets	
Other assets	(119,110)
Total nonallowable assets	(119,110)
Total deductions	(119,110)
Net capital before haircuts on securities	1,380,890
Haircuts on securities	
Trading and investment securities	
Money market account	(57,648)
Trading inventory	(7,335)
Total haircuts on securities	(64,983)
Net capital	$ 1,315,907
Computation of Aggregate Indebtedness	
Items included in the statement of financial condition	
Payable to Arvest Bank	$ 2,489,263
Accounts payable, accrued expenses and other liabilities	411,103
Aggregate indebtedness	$ 2,900,366
Computation of Basic Net Capital Requirements	
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$ 250,000
Excess net capital	$ 1,065,907
Ratio of aggregate indebtedness to net capital	2.20 to 1

No material differences existed between the above computation and the computation included in the Company's unaudited FOCUS report as of December 31, 2003.

Arvest Investments, Inc.

Schedule II

(a wholly-owned subsidiary of Arvest Bank, Fayetteville, Arkansas)
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003

Credit balances	$ -
Free credit balances and other credit balances in customers' security accounts	
Monies borrowed collateralized by securities carried for the accounts of customers	
Monies payable against customers' securities loaned	
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	
Credit balances in firm accounts that are attributable to principal sales to customers	
Market value of stock dividends, stock splits and similar distributions receivable outstanding over thirty calendar days	
Market value of short security count differences over thirty calendar days old	
Market value of short securities and credits in all suspense accounts over thirty calendar days	
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	
Total credit items	$ -
Debit balances	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	
Failed to deliver of customers' securities not older than thirty calendar days	
Other	
Gross debits	-
Less three percent charge	
Total debit items	-
Reserve computation	
Excess of total debits over total credits	
Required deposit	NONE

No material differences existed between the above computation and the computation included in the Company's unaudited FOCUS report as of December 31, 2003.

Arvest Investments, Inc.

Schedule III

(a wholly-owned subsidiary of Arvest Bank, Fayetteville, Arkansas)
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2003 (for which instructions to reduce to possession or control had been issued as of December 31, 2003 but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	$ -
A. Number of Items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2003, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
A. Number of Items	-

No material differences existed between the above computation and the computation included in the Company's unaudited FOCUS report as of December 31, 2003.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1000 Morgan-Keegan Tower
Fifty North Front Street
Memphis TN 38103
Telephone (901) 522 2000
Facsimile (901) 523 2045

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
Arvest Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Arvest Investments, Inc. (a wholly-owned subsidiary of Arvest Bank, Fayetteville, Arkansas) (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial function relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

PricewaterhouseCoopers LLP

February 25, 2004